SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. __)(2)

                               Electric City Corp
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   284868106
                                 (CUSIP Number)

                1280 Landmeier Road Elk Grove Village, IL 60007
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 June 27, 2003
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of __ Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                         SCHEDULE 13D                Page _ of __ Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard P. Kiphart ####-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS*

      PF - Personal Funds
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER

                        6,575,106
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               6,575,106
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,575,106
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.25 %
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This statement relates to common stock of Electric City, Corp (the "Company"). The principal executive offices of the Company are located at1280 Landmeier Road Elk Grove Village, IL 60007.

Item 2. Identity and Background

(a)   This Schedule 13D is filed on behalf of Richard P. Kiphart.

(b)   The business address of Mr. Kiphart is as follows:

      Richard P. Kiphart
      C/o William Blair & Company, L.L.C.
      222 West Adams Street
      Chicago, Illinois 60606

(c) Mr. Kiphart is a principal of William Blair & Company, L.L.C., a broker dealer and investment adviser.

(d) Mr. Kiphart has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Kiphart has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities with respect to, federal or state securities laws or a finding of any violations with respect to such laws.

(f)   US

Item 3. Source and Amount of Funds or Other Considerations

      The funds for the acquisition of the common stock of the Company over consisted of personal funds of Mr. Kiphart. The amount of this transaction was approximately $2,169,914.00

Item 4 Purpose of Transaction

      The common stock of the Company was purchased by Mr. Kiphart for investment only. Therefore, the plans of Mr. Kiphart with respect to the common stock of the Company do not relate to and would not result in any of the items enumerated in (a)-(j) of Item 4.

Item 5 Interest in Securities of the Issuer

(a) As of June 27, 2003, Mr. Kiphart owned 6,575,106 shares of the common stock of the Company, which equals 19.25% of the outstanding shares (34,148,022) of the common stock of the Company. (He has 200,000 shares of Series C Preferred stock which is convertible into 2 million share of ELC at $1.00 per share, warrants to purchase 50,000 shares of Series C Preferred stock which is convertible into 500,000 shares of common stock at $1.00 per share, 52,500 shares of Series D Preferred Stock which is convertible into 525,000 of ELC at $1.00 per share, 550,560 shares of common stock and warrants to purchase an additional 1,006,053 shares at $1.00 a share)

(b) Mr. Kiphart owns shares of the common stock of the Company over which Mr. Kiphart has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of such shares.

(c) Mr. Kiphart has effected the following purchases of the common stock of the Company in the last sixty days:

(d)   Not applicable.

(e)   Not applicable.

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      No contracts, arrangements, understandings or relationships (legal or otherwise) among the Fund and any other person or persons with respect to the securities of the issuer.

Item 7 Material to Be Filed as Exhibits

      No material is being filed as exhibits.

Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          /s/ Richard P. Kiphart
                                          -----------------------------
Date: October 2, 2003                     Signature: Richard P. Kiphart